Exhibit 10.1


Haifa, Israel, June 14, 2004



                         CONSENT OF INDEPENDENT AUDITORS





         We hereby consent to the incorporation by reference in the registration statement of Elbit Systems Ltd. on Form S-8 (File No. 333-9354) of our report dated March 9, 2004, on our audit of the consolidated financial statements and financial statement schedule of Elbit Systems Ltd. and subsidiaries as of December 31, 2003, and for the year then ended, which are included in the Elbit Systems Ltd. Annual Report on Form 20-F for the year ended December 31, 2003.





                                           /s/   Kost Forer Gabbay & Kasierer
                                                 -------------------------------
                                                 Kost Forer Gabbay & Kasierer
                                           A member of Ernst & Young Global